November 6, 2018

Fred W. Wagenhals
President and Chief Executive Officer
Ammo, Inc.
6401 East Thomas Road, #106
Scottsdale, Arizona 85251

       Re: Ammo, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed October 16, 2018
           File No. 333-226087

Dear Mr. Wagenhals:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2018 letter.

Form S-1/A filed October 16, 2018

General

1. We note your response to prior comment 2, however, your disclosure continues to indicate that the selling stockholders intend to sell their shares at prevailing market prices. Please disclose a fixed price at which the selling stockholders will sell their shares until there is an established trading market therefor. Please note that the OTC Pink marketplace is not an existing trading market for purposes of satisfying Item 501(b)(3) of Regulation S-K.
 Fred W. Wagenhals
FirstName LastNameFred W. Wagenhals
Ammo, Inc.
Comapany 6, 2018
November NameAmmo, Inc.
Page 2
November 6, 2018 Page 2
FirstName LastName
Market Information, page 27

2. Please revise to state that there is no established trading market for your common stock pursuant to Item 201(a)(1)(i) of Regulation S-K, which provides that "the existence of limited or sporadic quotations" such as the pink sheets "should not of itself be deemed to constitute an 'established public trading market.'" In addition, please revise your table to include data for all interim period for which financial statements are included. Please see
         Item 201(a)(ii) of Regulation S-K.
Recent Sales of Unregistered Securities; Use of Proceeds from Unregistered Securities, page 28

3. Please revise your disclosure to name the persons or identify the class of persons to whom the securities were sold. In addition, please revise your disclosure to identify the exemption from registration relied upon for each transaction and the facts relied upon.
         Please see Item 701(b) and (d) of Regulation S-K.
4. We note your disclosure on page 30 that on October 5, 2018, you completed the acquisition of SW Kenetics in exchange for cash and 1,700,002 restricted shares of common stock that "will be issued." Please confirm that no shares have been issued. To the extend that shares have already been issued, please revised your disclosure accordingly.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 29

5. We note your disclosures related to your recent acquisition of SW Kenetics Inc. Please revise your disclosures to quantify the purchase price for the acquisition and more fully discuss the related contingencies, including how they impacted your determination of the purchase price.
Financial Statements
Recent Accounting Pronouncements, page 75

6. We note your disclosures in regard to ASU 2014-09 and the status of your adoption of the standard. Please clarify whether you have in fact adopted ASC 606 here and on page 97.
          Further we note your response to prior comment 17. Please revise your disclosures to comply with ASC 606-10-50.
 Fred W. Wagenhals
Ammo, Inc.
November 6, 2018
Page 3

        You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or Anne
McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at
(202) 551-7844 or Amanda Ravitz, Assistant Director, at (202) 551-3412 with any other questions.



                                                           Sincerely,

FirstName LastNameFred W. Wagenhals                        Division of
Corporation Finance
                                                           Office of
Manufacturing and
Comapany NameAmmo, Inc.
                                                           Construction
November 6, 2018 Page 3
cc:       Jon S. Cohen
FirstName LastName